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(Note) This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

March 9, 2006

To Our Shareholders:

SUPPL

Notice of the 167th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please be advised that the 167th Ordinary General Meeting of Shareholders of the Company will be held as set forth below. You are cordially requested to attend the meeting.

Yours very truly,

06011660

Koichiro Aramaki
Representative Director and President

Kirin Brewery Company, Limited
10-1, Shinkawa 2-chome,
Chuo-ku, Tokyo

If you do not plan to attend the meeting, please review the accompanying "Information Relating to the Exercise of Voting Rights" and exercise your voting rights in either of the following ways:

Exercise of voting rights by postal mail:

Please indicate your approval or disapproval of the propositions on the enclosed voting form, affix your seal, and return the form to us by mail by March 29, 2006.

Exercise of voting rights via the Internet:

[Translation omitted. Japanese Language only]

3/15

Details of the Meeting

1. Date and Time:

March 30, 2006, (Thursday) at 10:00 a.m.

2. Place:

Royal Hall, 3rd Floor, Royal Park Hotel
1-1, Nihonbashi-kakigara-cho 2-chome, Chuo-ku, Tokyo

3. Agenda:

Matters to be reported:

1) Report on the business report, balance sheet, and statement of income for the 167th business term (from January 1, 2005 to December 31, 2005).
2) Report on the consolidated balance sheet and consolidated statement of income for the 167th business term (from January 1, 2005 to December 31, 2005) and report on the results of the audit of the statutory consolidated report by the Independent Auditors and Board of Statutory Auditors.

Matters to be voted on:

Proposition No. 1:	Approval of the proposed appropriation of unappropriated retained earnings for the 167th business term.
Proposition No. 2:	Partial amendments to the Articles of Incorporation. This proposition is outlined in the "Information Relating to the Exercise of Voting Rights" described below (pp. 51 to 60).
Proposition No. 3:	Election of 10 Directors.
Proposition No. 4:	Election of 1 Statutory Auditor.
Proposition No. 5:	Revision of remuneration for Statutory Auditors.
Proposition No. 6:	Presentation of retirement payments to retiring Directors.

(Attached documents)

BUSINESS REPORT

(For the period from January 1, 2005 to December 31, 2005)

1. Overview of business activities

(1) Kirin Group developments and results of business activities:

The economy in Japan during fiscal year 2005 showed signs of sustainable growth backed by domestic private-sector demand. Improved corporate earnings, increased capital investments, and moderate but continued upward momentum in personal consumption were all observed.

In the domestic alcohol beverages market, a new-genre* of alcohol beverages related to beer and *happo-shu* (low-malt beer) emerged and expanded rapidly. Its market share reached 16% in the whole market consisting of beer, *happo-shu*, and this new-genre of products, though the overall sales fell as a backlash to the extremely hot summer in 2004. The markets for *Chu-hi* (distilled liquor with fruit juice) and *sho-chu* (Japanese distilled liquor made from grain) continued to grow. In the soft drink industry, growth in sales of green tea and mineral water helped drive an expansion of the market.

Amid this environment in 2005, the second year of the "2004-2006 Kirin Group Medium-term Business Plan," we continued striving to achieve the aims of the plan by enhancing Kirin's brand value and aggressively promoting its development as a Group with a corporate focus on development-and-proposal-oriented marketing.

As for the fiscal year sales results, percentage sales of low-priced new-genre products in the alcohol beverages sector were higher than expected. As a result, sales results decreased from the previous year. Profits grew, partly due to favorable results in the alcohol beverages sector.

* New-genre products refer to alcohol beverages in the "Miscellaneous liquors" group (products not included in the categories of "*happo-shu* (low-malt beer), "powder liquor, or "Other miscellaneous liquors similar to *mirin* (rice cooking wine)") and certain liquors upon the classifications under the Liquor Tax Law in Japan.

	Billions of yen	**Percentage increase (decrease) compared to the previous term**
Consolidated:		
Total sales..................................	¥1,632.2	Down 1.4%
Operating income..........................	¥111.7	Up 2.1%
Ordinary income...........................	¥114.8	Up 7.8%
Net income	¥51.2	Up 4.4%

Alcohol Beverages Business Division

In the domestic alcohol beverages business, Kirin Group developed its comprehensive alcohol beverages business while securing a leading position in each category and continuing

to promote the shift from price-driven to value-driven marketing. As a result, beer, *happo-shu*, and the new-genre products achieved positive growth in combined sales volume year-on-year for the first time in seven years.

In the beer market, Kirin Group strove to create a new value-added product for customers. As for *Ichiban Shibori* brand, we continued with the popular advertisement connecting beer and "food" to focus on a delectable combination of seasonal food and "*Ichiban Shibori.*" We also launched "*Toretate Hop Ichiban Shibori*," a beer with the rich flavor of hops for pleasure. In the sector of chilled beer, which Kirin Group pioneered, Kirin Group released "*Golden Hop*" and strove to expand the market of chilled beer through a high-value-added proposition. The Group launched campaigns in spring and autumn to present various ways to enjoy beer, introduce the seasonal foods of the 47 prefectures in Japan, and propose "hot topic" dishes (ideal combinations of delicious foods and beer).

In the *happo-shu* market, Kirin Group reinforced its No. 1 position* with a renewal of the *Tanrei* series (*Kirin Tanrei Nama*, *Tanrei Green Label*, and *Tanrei Alpha* brands) and the further enhancement of the brand power of the *Tanrei* series, the dominant series in the *happo-shu* market. *Taxable shipment volume of *happo-shu* in 2005.

In the much-talked-about new-genre market, Kirin Group launched *Kirin Nodogoshi Nama*, a product which the managements and employees of Kirin Group have pushed ahead with aggressive marketing activities and large-scale advertisement campaigns. Through these efforts, Kirin Group has attained the No. 1* position in this rapidly growing market. *Taxable shipment volume of "other miscellaneous liquors, item No. 2" in 2005.

In the *chu-hi* market, Kirin Group sought to expand its unique product line-up under the *Kirin Chu-hi Hyoketsu* brand by launching *Lychee*, *Rose Sparkling* in a premium fruit series, and "*Hayazumi Lemon,* a new product in the "low-sugar" series and etc.

In the *shochu* market, sales of *Kirin Mugi Shochu Pure Blue* continued to grow steadily. In the wine and spirits market, *Fuji-Sanroku*, the first Kirin brand Japanese whisky, was launched and well received by customers. Kirin Group sought to strengthen its wine business by expanding sales with a core focus on *Franzia*, the No. 1* wine brand worldwide, and *CafØ de Paris*, a French sparkling wine.

* No. 1 seller among single-brand wines worldwide (Source: IMPACT DATABANK 2005 EDITION)

As an official sponsor of the Japan national men's soccer team, Kirin Group embarked on an active promotional campaign during the preparations and play of the final qualifying matches for the 2006 FIFA World Cup in the Asian region. Promotion materials included a popular 'Kachi-T' original t-shirt and 'Kachi-daru' miniature beer keg.

In sales and marketing, Kirin Group introduced and strove to establish a new trading system aimed at strengthening the industry. Further, Kirin Group improved the sales and marketing structure with an aim to establish a new internal system that can respond promptly to customer needs.

As initiatives in the international alcohol beverages business, a business Kirin Group pursues

mainly in Asia and Oceania, Kirin (China) Investment Co., Ltd. in China has acquired a license to sell liquor and has started to handle Kirin brand products such as *Kirin Chun Zhen Wei* beer in Shanghai. As a first step in the overseas expansion of *Kirin Chu-hai Hyoketsu,* we launched products in Shanghai in collaboration with Kirin Beverage Corporation. Further, a Kirin Group company formerly known as Zhuhai Kirin President Brewery Co., Ltd. was changed to a 100% subsidiary, renamed Kirin Brewery (Zhuhai) Co., Ltd. The construction of a new plant in Zhuhai City in China was decided.

Alcohol Beverages Business Division	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales.................................	¥1,019.3	Down 3.2%
Operating income.........................	¥75.6	Up 8.5%

Alcohol Beverages Business Division (the Company)	Billions of yen	Percentage increase (decrease) compared to the previous term
Total sales....................................	¥858.6	Down 3.8%
Breakdown of total sales:		
Beer, *happo-shu,* and new-genre product	¥765.5	Down 4.1%
Beer.....................................	¥433.9	Down 11.4%
Happo-shu	¥245.6	Down 20.4%
New-genre product..................	¥85.9	--
Chu-hi	¥58.2	Down 0.7%
Shochu, wine and spirits...............	¥30.6	Down 1.3%

Soft Drinks Business Division

In the soft drinks business, Kirin Beverage Corporation, the main soft drinks producer in Kirin Group, carried out aggressive marketing activities by building its core brands and tailoring management strategies for specific regions and business types. Kirin Beverage implemented a comprehensive renewal of the core brand *Nama-cha* and launched limited sales of *Kirin Nama-cha Yame Gyokuro-iri,* backed by efforts across Kirin Beverage to capture customer support in the ever-competitive green tea market. In the growing mineral water market, the Company focused on brand value improvement and proposed new lifestyle scenes for *Kirin Alkali-Ion-no-Mizu* and *Volvic.* Nevertheless, harsh competition among companies limited the increases in total quantities sold by Kirin Beverage.

In overseas soft drinks operations, Kirin Beverage launched *Kirin Shanghai Reicha* in Shanghai to coincide with sales in Japan. Kirin Beverage also proposed new products for the growing soft drinks market in China in response to the diversifying tastes of customers.

Soft Drinks Business Division	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales……………………………	¥380.1	Up 2.1%
Operating income…………………….	¥19.3	Down 14.9%

Pharmaceuticals Business Division

In the pharmaceuticals business, Kirin Group began full in-house marketing of two core products--*ESPO*, a medicine for renal anemia, and *GRAN*, a medicine for leukopenia--following the expiration of a sales contract with Sankyo Co., Ltd. Kirin Pharmaceuticals Singapore Pte., Ltd. and Kirin Pharmaceuticals Thailand Co., Ltd. were established as part of the Group-wide business base arrangement for full-scale entry into in the ASEAN market. Further, we acquired Hematec, a collaborator in joint research on an antibody expected to play a central role in our future pharmaceutical business, and made the company our subsidiary. In R&D, we have applied for approval of *KRN321*, a new-generation medicine now under development for the treatment of renal anemia, and we have continued our development of *KRN1493*, a treatment for secondary hyperparathyroidism.

Pharmaceuticals Business Division	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales……………………………	¥67.6	Up 7.8%
Operating income…………………….	¥14.2	Up 17.3%

Other Business Divisions

In the functional foods business, Kirin Group strengthened its business foundation in order to extend the coverage of its operations over the entire value chain, from R&D through to sales and marketing. Kirin Well-Foods Co., Ltd. strengthened the sales of products such as Lieta, a completely renewed food product. Further, we formed an alliance agreement with Yakult Group to develop new-generation nutrient foods and functional foods businesses.

In the agribio business, Kirin Group made value-added proposals by accelerating the development of "production site brand bouquet," a system for prefixing the names of products with the names of the production sites and producers, and by expanding our line-up to 19 items. Further, Kirin Group enhanced the potato business with a special focus on the "*Cynthia*" species.

Other Business Divisions	Billions of yen	Percentage increase (decrease) compared to the previous term
Consolidated:		
Total sales…………………………..…	¥165.1	Down 0.8%
Operating income……………………..	¥4.4	Down 43.8%

(2) Kirin Group plant and equipment investment and fundraising:

Consolidated plant and equipment investment for the term under review amounted to ¥62.9 billion on a payment basis, a decrease of ¥6.0 billion compared to the previous term.

Major facilities completed during the term under review and under construction or contemplation as of the end of the said term are as follows:

1) Major facilities completed during the term under review

Business Division	Company Name	Details of the Plant and Equipment Investment
Alcohol Beverages Business	Kirin Brewery Co., Ltd.	Tochigi Plant – Improvement of beer and *happo-shu* brewing facilities
Soft Drinks Business	Kirin Beverage Corp.	Shonan Plant – Renewal of beverage production facilities Kirin Brewery Co., Ltd., Shiga Plant – Construction of beverage production facilities Kanto Metropolis Area Div. and Others – Renewal and installation of vending machines
	Kirin Brewery Co., Ltd.	Shiga Plant – Construction of beverage production facilities
Pharmaceuticals Business	Kirin Brewery Co., Ltd.	CMC R&D Laboratories – Construction of pharmaceutical research facilities

2) Major facilities under construction or contemplation as of the end of the term under review

Business Division	Company Name	Detail of the Plant and Equipment Investment
Alcohol Beverages Business	Kirin Brewery Co., Ltd.	Fukuoka Plant – Partial replacement of brewing facilities of beer and *happo-shu*, etc. Toride Plant – Improvement of brewing facilities of beer and *happo-shu*, etc.

Soft Drinks Business	Kirin Beverage Corp.	Kanto Metropolis Area Div. and Others – Renewal and installation of vending machines
	Kirin Brewery Co., Ltd.	Hokuriku Plant – Construction of beverage production facilities
Other Businesses	Kirin Brewery Co., Ltd.	Former Amagasaki Plant Site – Commercial complex development project

Kirin Group engaged in no fundraising activities requiring specific disclosure during the term under review.

The aggregate amount of loans payable, including bonds, was ¥248.6 billion as of the end of the said term. This was a decrease of ¥14.9 billion compared to the end of the previous term.

(3) Future challenges for Kirin Group:

Fiscal year 2006 marks the final year of the "2004-2006 Kirin Group Medium-term Business Plan." Kirin Group will continue to qualitatively transform itself into a stronger corporate group focusing on development-and-proposal-oriented marketing with the aim of enhancing "Kirin's brand value."

2004-2006 Kirin Group Medium-term Business Plan

1. Strengthen the domestic alcohol beverages and soft drinks businesses as the foundation of the Kirin Brand
   (1) Bolster product brands to enhance Kirin's brand value
   (2) Create new business models by leveraging synergies in the domestic alcohol beverages and soft drinks businesses
2. Strengthen the platform for the international alcohol beverages business and enhance the diversified businesses
3. Implement Corporate Social Responsibility (CSR)

Based on the above business plans, in 2006, Kirin Group will propose more attractive values by activities more in line with customer needs and thereby become a manufacturer with the highest customer support. With this in mind, we will work to achieve the following core objectives:

Alcohol Beverages Business Division

- In order to respond to the rapidly changing market, Kirin Group will reshape its domestic alcohol beverages division, its core business, into in-house company. In its new form, the company will evolve as a more autonomic, spontaneous, and flexible organization.
- Kirin Group approaches 2006 as a year for aggressive action to strengthen its already leading position in the *happo-shu* market and new-genre market while proposing values that meet the expectations of customers in beer as well.

- By proactively implementing attractive proposals in the RTD* category with a focus on *Hyoketsu*, as well as *shochu*, wine and spirits, Kirin Group aims to obtain the support of customers as a comprehensive alcohol beverages manufacturer.
  *abbreviation for "Ready to Drink." Low-alcohol beverages you can drink by just opening the cap. The market for this type of beverage is expanding in Japan, mainly in the can-type *chu-hi* sector.
- In the wake of the Olympic campaign, Kirin Group will aggressively develop marketing programs to support the Japanese national soccer team participating in the 2006 FIFA World Cup Germany, and propose highly attractive new values for customers.
- In the international alcohol beverages business, we are endeavoring to strengthen business through new business collaboration focusing on Asia and Oceania. Our work to develop our business bases will proceed the most rapidly in China.

Soft Drinks Business Division

In the domestic market, in order to establish a stable business structure in the rapidly changing market conditions, Kirin Group will manage to operate the development of its core brands—particularly *Kirin Namacha*, *Kirin Gogono-kocha,* and *Kirin Fire*—while continuing to build strong marketing bases. We will also further promote group synergy by operating a production facility for bottled water at the Hokuriku Plant of Kirin Brewery. Overseas, Kirin Group will accelerate business strategies in Asia and commence soft drinks business in Thailand.

Pharmaceuticals and Other Business Divisions

In the pharmaceuticals business, Kirin Group will prepare to position new drugs on the market and work to further enhance development pipeline. Overseas, we will start to develop business in the ASEAN markets. In the functional foods business, we are planning to brush up our core products and to promote tie-up business with Yakult Group. In the agribio business, Kirin Group will endeavor to strengthen business bases both in Japan and overseas.

Implementing CSR

Based upon the "Group CSR Declaration" made in 2005, and encapsulating the philosophy that CSR comprises activities to gain the trust of society, Kirin will carry out CSR activities based on the following five themes: "compliance," "safety and reliability," "protection of personal information," "the promotion of responsible and appropriate drinking," and "strengthened activities to protect nature."

As reflected in our corporate slogan, *Ureshii wo, tsugi tsugi to* ("Happiness, time after time"), Kirin Group will proactively offer proposals as a corporate group to create values that will enrich the lives of consumers.
Kirin Group is grateful for the continued support of its shareholders.

(4) Operating results, state of assets, and explanations thereof:

1) Consolidated operating results and state of assets

Item	164th term (Jan. 1, 2002 – Dec. 31, 2002)	165th term (Jan. 1, 2003 – Dec. 31, 2003)	166th term (Jan. 1, 2004 – Dec. 31, 2004)	167th term (Jan. 1, 2005 – Dec. 31, 2005)
Sales	¥1,583,248 million	¥1,597,509 million	¥1,654,886 million	¥1,632,249 million
Ordinary income	¥84,443 million	¥94,676 million	¥106,562 million	¥114,881 million
Net income	¥32,540 million	¥32,395 million	¥49,099 million	¥51,263 million
Net income per share	¥33.26	¥33.27	¥50.58	¥53.23
Net assets	¥769,227 million	¥803,882 million	¥858,615 million	¥972,601 million
Net assets per share	¥795.71	¥831.84	¥888.65	¥1,016.74
Total assets	¥1,744,131 million	¥1,787,867 million	¥1,823,790 million	¥1,937,866 million

(Note) Since the 165th business term, the Company has adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2 ("Accounting Standard for Earnings Per Share") and Financial Accounting Standards Implementation Guidance No. 4 ("Implementation Guidance for Accounting Standard for Earnings Per Share") issued by the Accounting Standards Board of Japan on September 25, 2002). The adoption of the new accounting standard has had no material effect on earnings per share and net assets per share.

164th Business Term

While beer sales declined, the sales of *happo-shu*, *chu-hi*, and soft drinks all increased. Consequently, consolidated sales increased. Despite the effect of a reduction in *happo-shu* prices, consolidated net income amounted to ¥32.5 billion because of reductions in selling and production expenses and other factors.

165th Business Term

While beer sales declined, the sales of *happo-shu*, *chu-hi*, soft drinks, and pharmaceuticals all increased. Consequently, consolidated sales increased. Consolidated net income amounted to ¥32.3 billion.

166th Business Term

Sales of alcohol beverages grew steadily, while soft drinks, pharmaceuticals, and other businesses all recorded strong results. Consequently, consolidated sales increased. As a result of reforms in the profit structure, consolidated net income amounted to ¥49.0

billion.

167th Business Term

Business results for the term under review are as described in "(1) Kirin Group developments and results of business activities" above.

2) The Company's operating results and state of assets

Item	164th term (Jan. 1, 2002 – Dec. 31, 2002)	165th term (Jan. 1, 2003 – Dec. 31, 2003)	166th term (Jan. 1, 2004 – Dec. 31, 2004)	167th term (Jan. 1, 2005– Dec. 31, 2005
Sales	¥999,920 million	¥961,830 million	¥956,969 million	¥935,621 million
Ordinary income	¥53,831 million	¥71,935 million	¥66,797 million	¥72,517 million
Net income	¥26,380 million	¥34,888 million	¥40,485 million	¥43,886 million
Net income per share	¥26.96	¥35.96	¥41.76	¥45.61
Net assets	¥679,770 million	¥726,030 million	¥776,356 million	¥859,943 million
Net assets per share	¥703.18	¥751.21	¥803.60	¥899.02
Total assets	¥1,280,112 million	¥1,330,444 million	¥1,417,778 million	¥1,512,515 million

(Note) Since the 165th business term, the Company has adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2 ("Accounting Standard for Earnings Per Share") and Financial Accounting Standards Implementation Guidance No. 4 ("Implementation Guidance for Accounting Standard for Earnings Per Share") issued by the Accounting Standards Board of Japan on September 25, 2002). The adoption of the new accounting standard has had no material effect on earnings per share and net assets per share.

164th Business Term

Sales of *happo-shu* and *chu-hi* increased solidly, sales of pharmaceuticals increased slightly, while sales of beer decreased. Consequently, total sales decreased. Despite the effect of a reduction in *happo-shu* prices, net income amounted to ¥26.3 billion because of reductions in selling and production expenses and other factors.

165th Business Term

Sales of *happo-shu*, *chu-hi* and pharmaceuticals increased, while the sales of beer decreased. Consequently, total sales decreased. Net income amounted to ¥34.8 billion, chiefly as a result of revisions of the earnings structure, among other factors.

166th Business Term

Sales of *chu-hi* and pharmaceuticals increased, while sales of beer decreased. Consequently, total sales decreased. Net income amounted to ¥40.4 billion because of the return of a substitutional portion of Welfare Pension Insurance and the application of accounting for the impairment of assets, among other factors.

167th Business Term

Sales of new-genre products in alcohol beverages and pharmaceuticals increased, while sales of beer and *happo-shu* decreased. Consequently, total sales decreased. As a result of full-scale in-house marketing of pharmaceutical products, net income amounted to ¥43.8 billion.

2. Outline of Kirin Group (as of December 31, 2005, unless noted otherwise)

(1) Description of the main businesses:

The main businesses of Kirin Group are the production and sale of alcohol beverages, soft drinks, pharmaceuticals, and other products. The principal products by business category are as follows:

1) Alcohol Beverages Business Division

Company name	Principal products
Kirin Brewery Co., Ltd.	Kirin Lager Beer Kirin Ichiban Shibori Kirin Classic Lager Budweiser Heineken Tanrei Nama Tanrei Green Label Tanrei Alpha Kirin Nodogoshi Nama Kirin Chu-hi Hyoketsu Kirin Mugi Shochu Pure Blue Chivas Regal Four Roses Fuji-Sanroku Franzia Shin Lu Chu (Beer-flavored sparkling beverages) Malt Squash
Lion Nathan Ltd.	Tooheys XXXX Hahn Premium Steinlager

2) Soft Drinks Business Division

Company name	Principal products
Kirin Beverage Corp.	Kirin Namacha Kirin Gogono-kocha Kirin Fire Kirin Amino Supli Kirin Alkali-Ion-no-Mizu Volvic

3) Pharmaceuticals Business Division

Company name	Principal products
Kirin Brewery Co., Ltd.	ESPO, a medicine for treatment of renal anemia GRAN, a medicine for treatment of leukopenia

(2) Major business offices, plants, etc. in Kirin Group:

1) Alcohol Beverages Business Division

Kirin Brewery Co., Ltd.
Head office: 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo

Regional head office:
Kita-Nihon Regional Sales & Marketing Division (Sendai)
Metropolitan Regional Sales & Marketing Division (Chuo-ku, Tokyo)
Chubu Regional Sales & Marketing Division (Nagoya)
Kinki Regional Sales & Marketing Division (Osaka)
Nishi-Nihon Regional Sales & Marketing Division (Fukuoka)
National Sales & Marketing Division (Chuo-ku, Tokyo)

Plants:
Chitose Plant (Chitose)
Sendai Plant (Sendai)
Tochigi Plant (Takanezawa-machi, Shioya-gun, Tochigi)
Toride Plant (Toride)
Yokohama Plant (Yokohama)
Nagoya Plant (Kiyosu)
Hokuriku Plant (Hakusan)
Shiga Plant (Taga-cho, Inukami-gun, Shiga)
Kobe Plant (Kobe)
Okayama Plant (Seto-cho, Akaiwa-gun, Okayama)
Fukuoka Plant (Amagi)

Research institutes:
Central Laboratories for Frontier Technology (Yokohama)
Research Laboratories for Brewing (Yokohama)
Research Laboratories for Packaging (Yokohama)

Lion Nathan Ltd.
Head office: Sydney, New South Wales, Australia

Kirin (China) Investment Co., Ltd.
Head office: Shanghai, China

(Note) Kirin Brewery Co., Ltd. reorganized its sales structure by converting 10 regional sales & marketing divisions into 6 regional sales & marketing divisions as of September 21, 2005.

2) Soft Drinks Business Division

Kirin Beverage Corp.
Head office: 1, Kanda-Izumicho, Chiyoda-ku, Tokyo

Regional head offices:
Kanto Metropolis Area Division (Chiyoda-ku, Tokyo)
Kinki Metropolis Area Division (Osaka)

Plants:
Shonan Plant (Samukawa-machi, Koza-gun, Kanagawa)
Maizuru Plant (Maizuru)

Research institutes:
Research and Development Laboratory (Yokohama)

3) Pharmaceuticals Business Division

Kirin Brewery Co., Ltd.
Head office: 26-1, Jingumae 6-chome, Shibuya-ku, Tokyo

Branch offices:
Hokkaido Branch (Sapporo)
Tohoku Branch (Sendai)
Tokyo First Branch (Shibuya-ku, Tokyo)
Tokyo Second Branch (Shibuya-ku, Tokyo)
Nagoya Branch (Nagoya)
Osaka Branch (Osaka)
Chugoku Shikoku Branch (Fuchu-cho, Aki-gun, Hiroshima)
Kyushu Branch (Fukuoka)

Plants:
Takasaki Pharmaceutical Plant (Takasaki)

Research institutes:
Pharmaceutical Research Laboratories (Takasaki)
CMC R&D Laboratories (Takasaki)
Pharmaceutical Development Laboratories (Maebashi)

(3) Employees of Kirin Group:

Business Division	Number of employees (persons)
Alcohol Beverages Business	7,734 [2,396]
Soft Drinks Business	5,062 [931]
Pharmaceuticals Business	1,459 [3]
Other Businesses	7,346 [2,204]
Administration	488 [0]
Total	**22,089[5,534]**

(Notes)
1. The number of employees indicates the number of employees currently on duty.
2. The yearly average number of temporary employees is separately indicated in brackets.
3. The following indicates the status of the Company's employees (excluding employees seconded by the Company and including employees seconded to the Company). The yearly average number of temporary employees is separately indicated in brackets.

Number of employees (persons)	Increase / decrease compared to the end of the previous term (persons)	Average age (years)	Average length of service (years)
5,192 [391]	-247	40.5	16.4

(4) Significant subsidiaries and other significant business combinations:

1) Significant subsidiaries

Company name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
Kirin Communication Stage Co., Ltd.	Chuo-ku, Tokyo	¥10 million	100%	Merchandising of Kirin products in mass retail stores and quality promotion in eating and drinking establishments
Kirin Distillery Co., Ltd.	Gotemba	¥5,617 million	100%	Production of liquors, *chu-hi*, etc.

Company name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
Ei Sho Gen Co., Ltd.	Shinagawa-ku, Tokyo	¥90 million	99.9%	Production and sale of Chinese alcohol beverages
Lion Nathan Ltd.	Sydney, New South Wales, Australia	A$436,086 thousand	46.1%	Production and sale of beer and wine
Kirin (China) Investment Co., Ltd.	Shanghai, China	U.S.$79,400 thousand	100%	Management of beer business in China
Kirin Brewery (Zhuhai) Co., Ltd.	Zhuhai, Guangdong, China	U.S.$74,000 thousand	*100%	Production and sale of beer
Raymond Vineyard & Cellar, Inc.	Saint Helena, California, U.S.A.	U.S.$21,720 thousand	100%	Production and sale of wine
Four Roses Distillery LLC	Lawrenceburg, Kentucky, U.S.A.	U.S.$60,000 thousand	*100%	Production of bourbon whiskeys
Kirin Beverage Corp.	Chiyoda-ku, Tokyo	¥8,416 million	59.4%	Production and sale of soft drinks
Hokkaido Kirin Beverage Corp.	Sapporo	¥80 million	*100%	Sale of soft drinks
Tokyo Kirin Beverage Service Co., Ltd.	Chiyoda-ku, Tokyo	¥10 million	*100%	Sale of soft drinks
Kansai Kirin Beverage Service Co., Ltd.	Osaka	¥10 million	*100%	Sale of soft drinks
VIVAX Co., Ltd.	Hiroshima	¥490 million	*100%	Sale of soft drinks
Kirin MC Danone Waters Co., Ltd.	Chiyoda-ku, Tokyo	¥1,500 million	*51.0%	Import, production, and sale of mineral water
Koiwai Dairy Products Co., Ltd.	Chiyoda-ku, Tokyo	¥1,689 million	*75.5%	Production and sale of milk and dairy products, etc.

Company name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
The Coca-Cola Bottling Company of Northern New England, Inc.	Bedford, New Hampshire, U.S.A.	U.S.$930 thousand	100%	Production and sale of soft drinks
Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.	Shanghai, China	U.S.$29,800 thousand	70.0%	Production and sale of pharmaceuticals
Kirin Agribio EC B.V.	De Lier Zuid-Holland, The Netherlands	€18,877	100%	Management of flower-related business in Europe, etc.
Kirin Well-Foods Co., Ltd.	Koto-ku, Tokyo	¥1,200 million	100%	Manufacture and sale of dietary supplements
Takeda-Kirin Foods Corp.	Chuo-ku, Tokyo	¥5,000 million	66.0%	Production and sale of seasonings, etc.
Kirin Logistics Corp.	Shibuya-ku, Tokyo	¥504 million	99.2%	Cargo transportation by automobiles
Kirin Engineering Co., Ltd.	Yokohama	¥1,000 million	100%	Engineering for food-related industries, etc.
Kirin Techno-System Corp.	Yokohama	¥1,590 million	100%	Manufacture and sale of automatic inspection machines
Kirin Australia Pty. Ltd.	Perth, Western Australia, Australia	A$12,000 thousand	100%	Production and sale of beer malts
Nagano Tomato Co., Ltd.	Matsumoto	¥711 million	*44.0%	Production and sale of foods, production of drinks, etc. under contract
Yokohama Arena Co., Ltd.	Yokohama	¥10,000 million	53.8%	Management and operation of event facilities

Company name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
Kirin International Trading Inc.	Shibuya-ku, Tokyo	¥100 million	100%	Import-export of foods
Yokohama Akarenga Co., Ltd.	Yokohama	¥2,090 million	71.8%	Management and operation of commercial facilities

(Notes) 1. Voting rights ratio marked with * include those held by the subsidiaries.

2. The capital of Kirin (China) Investment Co., Ltd. became U.S. $79,400 thousand (U.S.$35,000 thousand at the end of the previous term) after an increase in capitalization.

3. The ratio of voting rights of Kirin Brewery (Zhuhai) Co., Ltd. (company name changed from Zhuhai Kirin President Brewery Co., Ltd.) became 100.0% (60.0% at the end of the previous term) as the Company newly acquired 40.0% equity in Kirin Brewery (Zhuhai).

4. The ratio of voting rights of Takeda-Kirin Foods Corp. became 66.0% (51.0% at the end of the previous term) as the Company newly acquired 60 shares.

5. The Capital of Yokohama Arena Co., Ltd. became ¥10,000 million (¥13,000 million at the end of the previous term) after a decrease of capital.

2) Significant affiliated companies

Company name	Location	Capital	Ratio of voting rights held by the Company	Description of principal business
San Miguel Corp.	Mandaluyong City, Metro Manila, the Republic of the Philippines	₱ 16,031 million	20.0%	Production and sale of beer
Dalian Daxue Brewery Co., Ltd.	Pulandian City, Dalian, Liaoning Province, China	yuan150 million	*25.0%	Production and sale of beer
Kinki Coca-Cola Bottling Co., Ltd.	Settsu	¥10,948 million	41.2%	Production and sale of soft drinks

KIRIN-TROPICANA, INC.	Chuo-ku, Tokyo	¥480 million	*50.0%	Production and sale of fruit beverages
Kirin-Amgen, Inc.	Thousand Oaks, California, U.S.A.	U.S.$10	50.0%	Research and development of pharmaceuticals
Yonekyu Corp.	Numazu	¥8,634 million	20.1%	Sale of meat, and production and sale of processed meat products

(Notes) 1. Voting rights ratio marked with * include those held by the subsidiaries.

2. The ratio of voting rights of San Miguel Corp. became 20.0% (15.5% at the end of the previous term) as the Company newly acquired and undertook 186,086,675 shares.

3. The ratio of voting rights of Dalian Daxue Brewery Co., Ltd. became 25.0% (3.8% at the end of the previous term) as Kirin (China) Investment Co., Ltd., a subsidiary of the Company, undertook 31,884,770 new shares issued by Dalian Daxue as a third-party allotment.

3) Developments and results of business combinations

Developments and results of business combinations of Kirin Group are as described in **1. Overview of business activities (1) Kirin Group developments and the results of business activities.** The Company has 257 consolidated subsidiaries and 16 affiliated companies accounted for by the equity method.

4) Significant business affiliations

Company name	Description of affiliation
Heineken International B.V	Incorporation of a joint venture (in Japan) for the purpose of selling Heineken Beer in Japan
Anheuser-Busch, Inc.	Exclusive production and sale of Budweiser Beer in Japan Incorporation of a joint venture (in the U.S.A.) for the purpose of producing and selling Kirin Beer in the U.S.A.
Pernod Ricard S.A.	Exclusive import and sale of liquors, etc.
Diageo Plc.	Exclusive import and sale of liquors, etc.
Amgen Inc.	Incorporation of a joint venture (in the U.S.A.) for the purpose of research and development of pharmaceuticals, etc.

(5) State of shares:

1) Total number of shares authorized to be issued

1,732,026,000 shares

2) Total number of issued shares

984,508,387 shares
(No change from the end of the previous term)

3) Number of shareholders

146,142 persons
(Decreased by 8,681 persons from the end of the previous term)

4) Major shareholders (top ten)

Name of shareholder	Number of shares held by the shareholder		Company's investment in the shareholder	
	(thousand shares)	ratio of share holding (%)	(thousand shares)	ratio of share holding (%)
Meiji Yasuda Life Insurance Company	43,697	4.4	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	35,085	3.6	-	-
Moxley & Co.	33,973	3.5	-	-
Japan Trustee Service Bank, Ltd. (Trust account)	33,015	3.4	-	-
State Street Bank and Trust Company	27,334	2.8	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	23,938	2.4	-	-
Isono Shokai, Limited	23,272	2.4	-	-
The Melon Bank Treaty Clients Omnibus	19,173	1.9	-	-
Shinsei Bank, Limited	15,353	1.6	-	-
The Nomura Trust and Banking Co., Ltd. (Retirement Benefit Trust for The Mitsubishi UFJ Trust and Banking Corporation)	11,621	1.2	-	-

(Notes) 1. In addition to the list above, the Company holds 28,173 thousand treasury

shares.

2. On January 1, 2006, The Bank of Tokyo-Mitsubishi, Ltd. merged with UFJ Bank Limited to form The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of the same date.

(6) Acquisition, disposal and holding of treasury shares:

1) Acquisition of treasury shares

Acquisition upon resolution of the Board of Directors based on the provision of Articles of Incorporation authorizing the acquisition of stock.

Ordinary shares	9,000,000 shares
Total acquisition amount	¥9,945,000,000

Acquisition by the purchase of less-than-one-unit shares from shareholders:

Ordinary shares	662,720 shares
Total acquisition amount	¥748,422,441

(Notes) The Board of Directors of the Company resolved to purchase treasury stocks from the market in accordance with the provisions of the Company's Articles of Incorporation to flexibly implement various management policies in response to the changing business conditions.

2) Disposal of treasury shares

Disposal by the sale of less-than-one-unit shares to shareholders:

Ordinary shares	66,545 shares
Total disposal amount	¥72,667,751

3) Treasury share holdings as of December 31, 2005

Ordinary shares	28,173,156 shares

(7) Principal lenders, amounts loaned, and the numbers of Company shares held by the lenders:

Lender	Outstanding amount of loan (millions of yen)	Company's shares held by the lender and the ratio of share holding (thousand shares)	(%)
The Bank of Tokyo-Mitsubishi, Ltd.	¥12,200	35,085	3.6
Meiji Yasuda Life Insurance Company	¥10,000	43,697	4.4

(Notes) 1. In addition to the above, the Company has an outstanding balance of ¥68,339 million in borrowing from 21 Group Companies as a result of the cash management system introduced in order to enhance the efficient use of Group capital.

2. On January 1, 2006, The Bank of Tokyo-Mitsubishi, Ltd. merged with UFJ Bank Limited to form The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of the same date.

(8) Directors and Statutory Auditors:

Title	Name	Position
President: (Representative Director)	Koichiro Aramaki	
Executive Vice President: (Representative Director)	Naomichi Asano	
Managing Director:	Takeshi Shigenaga	
Managing Director:	Shozo Sawada	
Managing Director:	Akira Negami	
Managing Director:	Kazuyasu Kato	
Managing Director:	Takeshi Shimazu	
Managing Director:	Kazuhiro Satoh	
Director:	Kenjiro Hata	Senior Advisor of Meiji Yasuda Life Insurance Company
Director:	Satoru Kishi	Senior Advisor of The Bank of Tokyo-Mitsubishi, Ltd.
Standing Statutory Auditor:	Tadahisa Kono	
Standing Statutory Auditor:	Motokazu Fujita	
Statutory Auditor:	Toyoshi Nakano	Senior Advisor of The Mitsubishi UFJ Trust and Banking Corporation
Statutory Auditor:	Teruo Ozaki	Certified public accountant

(Notes) 1. Mr. Toyoshi Nakano and Mr. Teruo Ozaki are outside Statutory Auditors as provided for in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha."

2. Mr. Satoru Kishi assumed office as Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd. on January 1, 2006.

(Reference) The Company has the executive officer system. The following are Executive Officers:

Title	Name	Position
President	Koichiro Aramaki	-
Executive Vice President	Naomichi Asano	Responsible for Group management development and the Internal Audit Dept.
Managing Executive Officer	Takeshi Shigenaga	Responsible for the Legal Dept., General Affairs Dept., and Real Estate Business Div.
Managing Executive Officer	Shozo Sawada	Responsible for the CSR & Corporate Communications Div. and the Personnel Dept.
Managing Executive Officer	Akira Negami	President of the Production Div.
Managing Executive Officer	Kazuyasu Kato	President of the Sales & Marketing Div.
Managing Executive Officer	Takeshi Shimazu	Responsible for the Strategic Research & Development Dept., Quality Assurance Dept., and Purchasing Dept.
Managing Executive Officer	Kazuhiro Satoh	Responsible for the Finance & Accounting Dept., Information Planning Dept., and Business Operation Control Dept.
Managing Executive Officer	Katsuhiko Asano	President of the Pharmaceutical Div.
Managing Executive Officer	Kenichiro Kanegae	President of the Functional Food Div.
Managing Executive Officer	Senji Miyake	General Manager of the Metropolitan Regional Sales & Marketing Div.
Managing Executive Officer	Hideo Mori	General Manager of the CSR & Corporate Communications Div.
Managing Executive Officer	Shinji Saito	General Manager of the Nishi-Nihon Regional Sales & Marketing Div.
Managing Executive Officer	Koichi Matsuzawa	General Manager of the Production & Quality Control Dept. of the

Title	Name	Position
		Production Div.
Executive Officer	Chuichi Saito	General Manager of the Kita-Nihon Regional Sales & Marketing Div.
Executive Officer	Yoshiyuki Matsushima	President of the Agribio Business Div.
Executive Officer	Yoshihiko Kitamura	Representative Director and President of Takeda-Kirin Foods Corp.
Executive Officer	Yoshiaki Kiyose	General Manager of the Real Estate Business Div.
Executive Officer	Yuzo Wazumi	General Manager of the Kinkiken Regional Sales & Marketing Div.
Executive Officer	Hitoshi Oshima	President of the International Beer, Wine and Spirits Div.
Executive Officer	Junichi Koumegawa	General Manager of the Pharmaceutical Research Laboratories
Executive Officer	Yoshiaki Takano	General Manager of the Yokohama Plant
Executive Officer	Tomohiro Mune	General Manager of the Personnel Dept.
Executive Officer	Ken Yamazumi	Vice President of the Pharmaceutical Div. and General Manager of the Licensing Dept.
Executive Officer	Yoshiharu Furumoto	General Manager of the Corporate Planning Dept.
Executive Officer	Jun Tamura	General Manager of the Chubu Regional Sales & Marketing Div.
Executive Officer	Hitoshi Maeda	General Manager of the Planning Dept. of the Sales & Marketing Div.
Executive Officer	Shinichi Narikawa	President of the Logistics Div.
Executive Officer	Tetsuo Iwasa	General Manager of the General Affairs Dept.
Executive Officer	Sukenori Koyabu	General Manager of the National Sales & Marketing Div.
Executive Officer	Etsuji Tawada	General Manager of the Strategic Research & Development Dept. and the Central Laboratories for Frontier Technology
Executive Officer	Yoshihiko Tamaru	General Manager of the Fukuoka Plant
Executive Officer	Toshimi Akahori	General Manager of the Sales Dept. of

Title	Name	Position
		the Sales & Marketing Div.
Executive Officer	Mamoru Yokomatsu	General Manager of the Finance & Accounting Dept.
Executive Officer	Yuji Owada	General Manager of the Toride Plant

(9) Remuneration paid to Directors and Statutory Auditors:

Title	Number of persons	Amount (millions of yen)	Note
Directors	10	¥355	The remuneration limit is ¥50 million per month (Decision of the 164th Ordinary General Meeting of Shareholders on March 28, 2003)
Statutory Auditors	4	¥74	The remuneration limit is ¥7 million per month (Decision of the 149th Ordinary General Meeting of Shareholders on April 28, 1988)
Total	**14**	**¥429**	

(Notes) 1. 10 Directors and 4 Statutory Auditors remain in their positions as of December 31, 2005.
2. In addition to the amount above, ¥117 million was paid to Directors and ¥11 million was paid to Statutory Auditors as bonuses by distribution of retained earnings.

(10) Remuneration paid to Independent Accounting Auditors:

1)	Total remuneration paid by the Company and its subsidiaries to the Independent Accounting Auditors (including the amount in 2) below)	¥183 million
2)	Total remuneration paid by the Company and its subsidiaries to Independent Accounting Auditors for audit certification in accordance with Section 2, Paragraph 1 of the Certified Public Accountants Law (including the amount in 3) below)	¥172 million
3)	Total audit remuneration paid by the Company to the Independent Accounting Auditors	¥62 million

(Note) The audit agreement between the Independent Accounting Auditors and Company does not separately stipulate audit remunerations based on the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha" or the Securities Exchange Law. Hence, the remuneration in 3) above does not separate these two types of payment.

(11) Material events subsequent to the closing of accounts:

There is nothing to be stated.

(Note) Amounts and numbers of shares in this report are indicated by omitting fractions. Percentages are rounded to the nearest decimal.

BALANCE SHEET

(As of December 31, 2005)

(millions of yen)

Assets	
Current Assets	**400,217**
Cash	147,578
Notes receivable, trade	535
Accounts receivable, trade	185,191
Merchandise and Finished goods	10,882
Semi-finished goods	8,252
Raw materials and Supplies	12,965
Short-term loans receivable	16,403
Other accounts receivable	5,101
Deferred tax assets	11,121
Other	3,878
Allowance for doubtful accounts	(1,692)
Fixed Assets	**1,112,297**
Property, Plant and Equipment	**365,079**
Buildings	118,398
Structures	16,909
Machinery and equipment	105,116
Vehicles	268
Tools	11,507
Land	99,429
Construction in progress	13,449
Intangible Assets	**5,904**
Leasehold rights	433
Trademarks	173
Utility rights	5,297
Investments and Other Assets	**741,313**
Investment securities	556,439
Investments in subsidiaries	90,876
Long-term loans receivable	15,908
Life insurance investments	37,148
Real estate in trust	3,201
Other	42,871
Allowance for doubtful accounts	(5,132)
Total Assets	**1,512,515**

Liabilities	
Current Liabilities	**378,582**
Notes payable, trade	716
Accounts payable, trade	31,904
Short-term loans payable	69,589
Bonds due within one year	70,000
Liquor taxes payable	102,388
Other accounts payable	15,005
Consumption taxes payable	4,870
Income taxes payable	12,796
Accrued expenses	38,279
Deposits received	26,888
Deposits received for containers	1,035
Other	5,107
Long-term Liabilities	**273,989**
Bonds	40,000
Long-term debt	26,750
Deposits received	62,131
Deferred tax liabilities	54,877
Employees' pension and retirement benefits	61,392
Retirement benefits for directors and statutory auditors	675
Reserve for loss on repurchase of land	3,643
Reserve for losses on guarantees	786
Other	23,733
Total Liabilities	**652,571**
Shareholders' Equity	
Common stock	**102,045**
Capital surplus	**70,999**
Additional paid-in capital	70,868
Other capital surplus	130
Surplus from sale of treasury stock	130
Retained earnings	**596,148**
Legal reserve	25,511
Voluntary earned surplus	490,540
Reserve for special depreciation	693
Reserve for deferred gain on sale of property	13,028
Reserve for dividends	6,450
General reserve	470,367
Unappropriated retained earnings	80,096
Net unrealized holding gains on securities	**115,840**
Treasury stock	**(25,090)**
Total Shareholders' Equity	**859,943**
Total Liabilities and Shareholders' Equity	**1,512,515**

STATEMENT OF INCOME

(From January 1, 2005 to December 31, 2005)

(millions of yen)

Ordinary Income and Expenses		
Operating income and expenses		
Sales		935,621
Cost of sales	630,464	
Selling, general and administrative expenses	247,001	877,466
Operating income		**58,154**
Non-operating income and expenses		
Non-operating income		
Interest and dividend income	16,045	
Other income	4,897	20,943
Non-operating expenses		
Interest expenses	2,144	
Other expenses	4,436	6,580
Ordinary income		**72,517**
Special Income and Expenses		
Special income		
Gain on sale of fixed assets	1,272	
Reversal of allowance for doubtful accounts	2,152	
Gain on sale of investment securities	1,614	
Gain on sale of shares of subsidiaries	33	5,072
Special expenses		
Loss on sale and disposal of fixed assets	3,473	
Loss on devaluation of investment securities	1,533	
Loss on sale of investment securities	36	
Loss on devaluation of investments in subsidiaries	238	
Loss on sale of shares of subsidiaries	122	
Expense of reserve for losses on guarantees	786	6,190
Income before income taxes		**71,398**
Income taxes—current		21,000
Income taxes—deferred		6,512
Net income		**43,886**
Retained earnings brought forward from the prior fiscal year		**42,907**
Dividends (interim)		**6,696**
Unappropriated retained earnings		**80,096**

Significant Accounting Policies

1. Valuation of securities

(a) Equity securities issued by subsidiaries and affiliates are stated at cost determined by the moving-average method.

(b) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.

(c) Available-for-sale securities without fair market value are stated at the moving-average cost.

2. Derivative financial instruments

Derivative financial instruments are stated at fair value.

3. Valuation of inventories

(a) Merchandise, finished goods and semi-finished goods are stated at cost determined by the periodic average method.

(b) Raw materials and supplies are stated at cost determined by the moving-average method.

4. Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

5. Method of providing major allowances and reserves

(1) Allowance for doubtful accounts

The Company provides allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(2) Employees' pension and retirement benefits

The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the current fiscal year. Actuarial differences are amortized by the straight-line method over 15 years, beginning from the following fiscal year.

(3) Retirement benefits for directors and statutory auditors

Provision for retirement benefits for directors and statutory auditors represents 100% of such retirement benefit obligations as of the balance sheet date, calculated in accordance with policies of the Company.

(4) Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for promoting Urban Development (the "Organization') in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(5) Reserve for losses on guarantees

The Company provides the reserve for the probable losses on guarantees of liabilities based on the financial position and other conditions of each company receiving such guarantees.

6. Hedge accounting

(a) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

(b) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, foreign currency receivables or payables are recorded at the contracted forward rates.

(c) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

7. Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

Change in Accounting Policies

1. Accounting method for real estate business

Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "Other income" in non-operating income. Effective from the current accounting period, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual.

This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed by old factory site and its business stability expected in the medium and long terms as well.

The effect of this change was to increase sales and cost of sales by ¥5,604 million and ¥3,604 million, respectively, and to increase operating income by ¥2,000 million for the year ended December 31, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes for the year ended December 31, 2005.

2. Accounting standard for employees' pension and retirement benefits

Effective from the current accounting period, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).
The effect on net income of the adoption of this new accounting standard is not material.

Notes to the Balance Sheet

1. Amounts are stated by omitting fractions less than ¥1 million.

2. Monetary debts due from and to subsidiaries

Short-term monetary debts due from subsidiaries	¥16,728 million
Long-term monetary debts due from subsidiaries	¥18,222 million
Short-term monetary debts due to subsidiaries	¥75,073 million
Long-term monetary debts due to subsidiaries	¥3,869 million

3. Accumulated depreciation of property, plant and equipment ¥586,368 million

4. Amount reduced from fixed assets due to government subsidy received and others ¥335 million

5. Assets pledged as collateral

Buildings	¥820 million
Land	¥439 million

6. Employees' pension and retirement benefits

Reserve for employees' pension and retirement benefits at the balance sheet date and the plan assets of the employees' pension and retirement benefit trust (excluding unrecognized actuarial differences) offset against the reserve are stated below.

(millions of yen)

	Lump-sum severance payment	Corporate pension fund	Tax-qualified pension plan	Total
Pension and retirement benefits	61,392	-	-	61,392
Prepaid pension cost (before addition of plan assets of the pension and retirement benefit trust)	-	16,732	3,177	19,910
Plan assets of the pension and retirement benefit trust (excluding unrecognized actuarial differences)	-	1,304	-	1,304
Pension and retirement benefits	61,392	-	-	61,392
Prepaid pension cost (after addition of plan assets of the pension and retirement benefit trust)	-	18,037	3,177	21,214

Prepaid pension cost is included in "Other" of "Investment and Other Assets".

7. Guarantees ¥9,808 million
(including ¥239 million of arrangements which are similar to guarantees)

8. "Retirement benefits for directors and statutory auditors", "Reserve for loss on repurchase of land", and "Reserve for losses on guarantees" are reserves stipulated in Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

9. Restriction on dividend distribution
Increase in net assets by revaluating assets at fair market value as stipulated in Article 124, item 3 of the Enforcement Regulations of the Commercial Code of Japan, which is restricted for dividend distribution. ¥115,840 million

Notes to the Statement of Income

1. Amounts are stated by omitting fractions less than ¥1 million

2. Transactions with subsidiaries:

Sales	¥8,125million
Cost of sales	¥48,508million
Selling, general and administrative expenses	¥44,999million
Transactions other than business transactions	¥25,317million

3. Net income per share: ¥ 45.61

Additional Information

1. Return of substitutional portion of Welfare Pension Insurance

Based on the enforcement of the Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme. With the transfer of the minimum actuarial liability to the Government on September 8, 2005, the Company completed the procedures for transfer of the substitutional portion of its employees' pension fund plan. The effect on net income of this transfer was not material.

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(yen)

Unappropriated retained earnings	80,096,815,757
Transfer from reserve for special depreciation	188,649,033
Transfer from reserve for deferred gain on sale of property	249,996,409
Total	80,535,461,199

The above unappropriated retained earnings are to be appropriated as follows:

Cash dividends	7,172,514,233
¥7.5 per share	
Bonuses to directors and statutory auditors	177,560,000
(Statutory auditors' portion included in the above)	(12,100,000)
Transfer to reserve for special depreciation	569,715,212
Transfer to general reserve	24,000,000,000
Total	31,919,789,445
Unappropriated retained earnings to be carried forward to the next year	48,615,671,754

(Notes)
1. On September 12, 2005, an interim dividend of ¥6,696,667,502 (¥7 per share) was paid.
2. Transfer from/to "Reserve for special depreciation" and transfer from "Reserve for deferred gain on sale of property" are pursuant to the Special Taxation Measures Law of Japan.

[English Translation of the Independent Auditors' Report Originally Issued in Japanese Language]

Independent Auditors' Report

February 15, 2006

The Board of Directors
Kirin Brewery Company, Limited

KPMG AZSA & Co.

Kenji Sakurai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takaya Abe (Seal)
Designated and Engagement Partner
Certified Public Accountant

Fumio Koike (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Kirin Brewery Company, Limited for the 167th business year from January 1, 2005 to December 31, 2005 in accordance with Article 2, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) As discussed in "Change in Accounting Policies", effective from this business year ended December 31, 2005, the Company changed its accounting method for rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively, with which we concur since this change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed by old factory site and its business stability expected in the medium and long terms as well.

(3) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company .

(4) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Statutory Auditors' Report Originally Issued in Japanese Language]

Statutory Auditors' Report

February 16, 2006

Mr. Koichiro Aramaki
President
Kirin Brewery Company, Limited

Board of Statutory Auditors
Kirin Brewery Company, Limited

Tadahisa Kono (Seal)
Standing Statutory Auditor

Motokazu Fujita (Seal)
Standing Statutory Auditor

Toyoshi Nakano (Seal)
Statutory Auditor

Teruo Ozaki (Seal)
Statutory Auditor

We, the Board of Statutory Auditors of the Company, after receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 167th business term from January 1, 2005 to December 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Outline of audit method by Statutory Auditors:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, debriefed Directors, etc. about state of performance of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and other business offices of the Company, required its subsidiaries to render reports relating to their business operations and whenever necessity arose, visited its subsidiary or subsidiaries to make investigation into the state of activities and property thereof. We also received reports and explanation from the Independent Auditors on and accounts of their audit and examined the accounting documents and their accompanying detailed statements.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method, required Directors, etc. to render report on and made a full investigation into the state of the transaction in question, whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Independent Auditors, KPMG AZSA & Co. are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of unappropriated retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including those relating to the subsidiaries, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find that there is no breach of duties on the part of the Directors.

(Note) Statutory Auditors Messrs. Toyoshi Nakano and Teruo Ozaki are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha".

CONSOLIDATED BALANCE SHEET

(As of December 31, 2005)

	(millions of yen)
Assets	
Current Assets	**594,855**
Cash	169,334
Notes and accounts receivable, trade	290,077
Marketable securities	50
Inventories	94,156
Deferred tax assets	16,568
Other	27,219
Allowance for doubtful accounts	(2,551)
Fixed Assets	**1,343,010**
Property, Plant and Equipment	**582,887**
Buildings and structures	191,182
Machinery, equipment and vehicles	172,252
Land	156,380
Construction in progress	25,990
Other	37,081
Intangible Assets	**135,876**
Goodwill	22,509
Consolidation differences	38,412
Other	74,954
Investments and Other Assets	**624,247**
Investment securities	516,757
Long-term loans receivable	6,261
Life insurance investments	37,193
Deferred tax assets	15,757
Other	52,058
Allowance for doubtful accounts	(3,781)
Total Assets	**1,937,866**

Liabilities

Current Liabilities	**477,392**
Notes and accounts payable, trade	107,436
Short-term loans payable	18,269
Bonds due within one year	69,900
Liquor taxes payable	107,563
Income taxes payable	20,270
Accrued expenses	79,479
Deposits received	29,318
Other	45,154
Long-term Liabilities	**408,580**
Bonds	106,241
Long-term debt	54,236
Deferred tax liabilities	62,443
Deferred tax liability due to land revaluation	3,197
Employees' pension and retirement benefits	71,958
Retirement benefits for directors and staturoty auditors	1,268
Reserve for repair and maintenance of vending machines	7,168
Reserve for loss on repurchase of land	3,643
Reserve for losses on guarantees	786
Deposits received	72,507
Other	25,127
Total Liabilities	**885,972**
Minority Interests	**79,292**

Shareholders' Equity

Common stock	**102,045**
Capital surplus	**70,999**
Retained earnings	**730,226**
Land revaluation difference	**(4,713)**
Net unrealized holding gains on securities	**117,207**
Foreign currency translation adjustments	**(18,073)**
Treasury stock	**(25,091)**
Total Shareholders' Equity	**972,601**
Total Liabilities, Minority Interests and Shareholders' Equity	**1,937,866**

CONSOLIDATED STATEMENT OF INCOME

(From January 1, 2005 to December 31, 2005)

(millions of yen)

Ordinary Income and Expenses		
Operating income and expenses		
Sales		1,632,249
Cost of sales	973,920	
Selling, general and administrative expenses	546,619	1,520,540
Operating income		**111,708**
Non-operating income and expenses		
Non-operating income		
Interest and dividend income	4,283	
Equity in earnings of affiliates	8,495	
Other income	6,038	18,817
Non-operating expenses		
Interest expense	9,231	
Other expenses	6,413	15,645
Ordinary income		**114,881**
Special Income and Expenses		
Special income		
Gain on sale of fixed assets	1,440	
Reversal of allowance for doubtful accounts	2,182	
Gain on sale of investment securities	1,633	
Gain on release from the substitutional portion of the government's walfare pension insurance scheme	536	
Gain on sale of shares of subsidiaries and affiliates	8	5,802
Special expenses		
Loss on disposal of fixed assets	4,264	
Loss on sale of fixed assets	605	
Loss on impairment	85	
Loss on devaluation of investment securities	1,466	
Loss on sale of investment securities	55	
Business restructuring expense	4,259	
Loss on sale of shares of subsidiaries and affiliates	159	
Expense of reserve for losses on guarantees	786	11,682
Income before income taxes and minority interests		**109,001**
Income taxes－current	40,226	
Income taxes－deferred	8,722	48,949
Minority interests		8,788
Net income		**51,263**

Significant Accounting Policies

1. Scope of consolidation
(1) Consolidated subsidiaries: 257 companies
Major consolidated subsidiaries: Kirin Beverage Corporation, Lion Nathan Ltd.

The changes of the scope of consolidation are as follows:
(a) Due to new establishment, a subsidiary of Kirin Beverage Corporation became a consolidated subsidiary.
(b) Due to new acquisition, 3 subsidiaries of Lion Nathan Ltd. became consolidated subsidiaries.
(c) Due to new acquisition and establishment, 3 subsidiaries of Kirin Agribio EC B.V. and other 6 companies became consolidated subsidiaries.
(d) Due to completion of liquidation, 25 subsidiaries of Lion Nathan Ltd. and 2 subsidiaries were excluded from the consolidation scope.
(e) Due to sale of shares, 3 companies including Kirin Feed Limited were excluded from the consolidation scope.
(f) Due to merger, 1 subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc. and 1 subsidiary were excluded from the consolidation scope.

(2) Major unconsolidated subsidiaries: Kirin Agribio USA,Inc.
Certain subsidiaries including Kirin Agribio USA,Inc. were excluded from the consolidation scope because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.

2. Application of equity method
(1) Unconsolidated subsidiaries accounted for by the equity method: None
(2) Affiliated companies accounted for by the equity method: 16 companies
Major affiliated companies: Kinki Coca-Cola Bottling Co.,Ltd., Yoneku Corporation, San Miguel Corporation

The changes of the scope of application of the equity method are as follows:
(a) Due to new acquisition, an affiliate of Kirin (China) Investment Company, Limited became an affiliate accounted for by the equity method.

(3) Certain investments in unconsolidated subsidiaries including Kirin Agribio USA, Inc. and affiliates including Diamond Sports Club Co., Ltd. were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements are immaterial.

(4) Although the Company holds voting interest greater than 20% yet less than 50% in Societe Immobiliere Et Financiere Pour L'alimentation, the Company does not have significant influence over this entity. Therefore, the investment is not accounted for by the equity method.

(5) Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method. Where the difference between the Company's and an affiliates' year-end is more than 6 months, the Company used their interim financial statements that were for the most recent accounting periods and necessary adjustments were made for applying the equity method.

3. Fiscal year-ends of the consolidated subsidiaries
The following table shows the consolidated subsidiaries whose fiscal year-ends are different from that of the Company.

Consolidated subsidiaries	Fiscal year-end	
Lion Nathan Ltd. and its subsidiaries	September 30	(*i)
Twyford International Inc.	September 30	(*i)
Japan Potato Corporation	September 30	(*i)

(*i) The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation.

(ii) Kirin Well-Foods Corporation has changed its fiscal year-end from November 30 to December 31.

With respect to (*i), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.

4. Accounting policies

(1) Valuation of major assets

(a) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost.

2) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.

3) Available-for-sale securities without fair market value are stated at the moving-average cost.

(b) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(c) Valuation of inventories

1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method.

2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method.

3) Construction in process is stated at cost determined by the specific identification method.

(2) Depreciation and amortization of fixed assets

(a) Depreciation of Property, Plant and Equipment

1) Depreciation is calculated using the declining-balance method except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

2) Depreciation for several consolidated subsidiaries is calculated using the straight-line method.

3) Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term.

(b) Amortization of intangible assets

1) The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method.

2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits
The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the current fiscal year. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over mainly 15 years, beginning from the following fiscal year.

(c) Retirement benefits for directors and statutory auditors
Provision for retirement benefits for directors and statutory auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of the Company and consolidated subsidiaries.

(d) Reserve for repair and maintenance of vending machines
Kirin Beverage Corporation and consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the Consolidated Balance Sheet.

(e) Reserve for loss on repurchase of land
The Company provides the reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(f) Reserve for losses on guarantees
The Company provides the reserve for the probable losses on guarantees of liabilities based on the financial position and other conditions of each company receiving such guarantees.

(4) Hedge accounting
If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

(a) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,
1) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statement of income in the period which includes the inception date, and
2) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the

contract.

(b) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

Interest rate swaps that hedge transactions between consolidated companies are stated at fair values and the changes in the fair value are recognized as income or loss for the current fiscal year.

(5) Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5. Valuation of the assets and liabilities of consolidated subsidiaries

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time when the Company acquired control of the respective subsidiaries.

6. Consolidation differences

Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as consolidation differences in the consolidated balance sheet and amortized using the straight-line method over periods between 15 and 20 years. If the amount is small, it is fully recognized as expenses as incurred.

Change in Accounting Policies

(1) Accounting method for real estate business

Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "Other income" in non-operating income. Effective from the current accounting period, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual.
This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed by old factory site and its business stability expected in the medium and long terms as well.
The effect of this change was to increase sales and cost of sales by ¥4,624 million and ¥2,973 million, respectively, and to increase operating income by ¥1,650 million, respectively, for the year ended December 31, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes and minority interests for the year ended December 31, 2005.

(2) Accounting standard for employees' pension and retirement benefits

Effective from the current accounting period, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).
The effect on net income of the adoption of this new accounting standard is not material.

Notes to the Consolidated Balance Sheet

1. Amounts are stated by omitting fractions less than ¥1 million.

2. Accumulated depreciation of Property, Plant and Equipment ¥847,933 million

3. Amount reduced from fixed assets due to government subsidy received and others ¥429 million

4. Assets pledged as collateral

Notes and accounts receivable, trade		¥16,493 million
Buildings and structures		¥1,688 million
Machinery, equipment and vehicles		¥670 million
Land		¥734 million
Other of Intangible assets		¥66 million
	Total	¥19,653 million

5. Guarantees ¥12,000 million
(including ¥149 million of arrangements which are similar to guarantees)

6. Shareholders' equity per share: ¥1,016.74

Notes to the Consolidated Statement of Income

1. Amounts are stated by omitting fractions less than ¥1 million

2. Business restructuring expense

Business restructuring expense represents premium on retirement benefits amounted to ¥2,380 million resulting from early retirement at 2 companies of consolidated subsidiaries and the expected loss amounted to ¥1,879 million on a basic sales agreement of the land and plant facilities that 1 consolidated subsidiary of Nutrient Food Business Company concluded along with its decision to shift main production functions of its flavoring business overseas as a part of strengthening its profitability.

3. Net income per share: ¥ 53.23

Additional Information

1. Return of substitutional portion of Welfare Pension Insurance

Based on the enforcement of the Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme. With the transfer of the minimum actuarial liability to the Government on September 8, 2005, the Company completed the procedures for transfer of the substitutional portion of its employees' pension fund plan. The effect on net income of this transfer was not material.

[English Translation of the Independent Auditors' Report Originally Issued in Japanese Language]

Independent Auditors' Report

February 15, 2006

The Board of Directors
Kirin Brewery Company, Limited

KPMG AZSA & Co.

Kenji Sakurai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takaya Abe (Seal)
Designated and Engagement Partner
Certified Public Accountant

Fumio Koike (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income of Kirin Brewery Company, Limited for the 167th business year from January 1, 2005 to December 31, 2005 in accordance with Article 19-2, Paragraph 3 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's majority-owned subsidiaries and non-majority owned consolidated subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated financial position of Kirin Brewery Company, Limited and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

As discussed in "Change in Accounting Policies", effective from this business year ended December 31, 2005, the Company changed its accounting method for rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively, with which we concur since this change was made in order to establish a better presentation of the consolidated results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed by old factory site and its business stability expected in the medium and long terms as well.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Statutory Auditors' Report Originally Issued in Japanese Language]

Statutory Auditors' Report

February 16, 2006

Mr. Koichiro Aramaki
President
Kirin Brewery Company, Limited

Board of Statutory Auditors
Kirin Brewery Company, Limited

Tadahisa Kono (Seal)
Standing Statutory Auditor

Motokazu Fujita (Seal)
Standing Statutory Auditor

Toyoshi Nakano (Seal)
Statutory Auditor

Teruo Ozaki (Seal)
Statutory Auditor

We, the Board of Statutory Auditors of the Company, after receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 167th business year from January 1, 2005 to December 31, 2005, prepared this audit report upon deliberation and hereby report as follows:

1. Outline of audit method by Statutory Auditors:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, we received reports and explanation from the Directors, etc. and the Independent Auditors on and accounts of the consolidated statutory report and its audit. We also visited its subsidiary or subsidiaries to make investigation into the state of activities and property thereof, whenever necessity arose.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Independent Auditors, KPMG AZSA & Co. are proper;

(2) That, as a result of the investigation into its subsidiary or subsidiaries, the consolidated statutory report has nothing to be pointed out.

(Note) Statutory Auditors Messrs. Toyoshi Nakano and Teruo Ozaki are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha".

Information Relating to the Exercise of Voting Rights

1. Total number of voting rights of all shareholders:

938,081 voting rights

2. Propositions and information:

Proposition No.1: Approval of the proposed appropriation of unappropriated retained earnings for the 167th business term.

In due consideration of the Company's current results, the dividend payout ratio, the future management measures, and the Company's practice of providing stable dividends to shareholders, management proposes the appropriation of unappropriated retained earnings as set forth in the attached document (page 35).

With regard to dividends, management proposes to pay an ordinary dividend of ¥7.5 per share, which is a ¥0.5 increase from the previous term. As a result, the annual dividend will amount to ¥14.5 per share, which is a ¥1 increase from the previous term, including an interim dividend of ¥7 per share.

Management proposes to pay bonuses of ¥177,560,000 to Directors and Statutory Auditors.

Proposition No. 2: Partial amendments to the Articles of Incorporation.

1. Reasons for the amendments

(1) In order to adopt a liability exemption system for Directors and Statutory Auditors by resolution of the Board of Directors, Article 29 and Article 39 will be newly established so that Directors and Statutory Auditors can sufficiently fulfill their expected roles. The full consent of all the Statutory Auditors has been obtained with respect to the addition of this Article 29.

(2) The "Company Law" (Law No.86 of 2005) and the "Law Concerning the Coordination, etc., of Associated Laws in Connection with the Enforcement of the Company Law" (Law No.87 of 2005) were enacted on July 26, 2005. To respond to this enactment, the Company proposes the insertion of an additional Article 27(2) to adopt a system of *shomen ketsugi* by which the board of directors will be allowed to approve resolutions by written vote. The Company also proposes necessary amendments to the Articles of Incorporation (including certain additions to and deletions of Articles, alterations of terms and cited Articles in related provisions), and revisions of certain wordings and expressions.

(3) Along with the above amendments, Article 6 and subsequent Articles will be renumbered accordingly.

(4) Article 1 of the Supplementary Provisions to the current Articles of Incorporation is deleted as effective dates have already lapsed.

Amendments to the Articles of Incorporation, (2) and (3) above, shall be effective on the date of enforcement of the Company Law. Since amendment (1) above becomes effective as soon as this proposition is approved, for the period from the approval date of the proposition to the day before the date of enforcement of the Company Law, proposed amendment Articles 28 and 38 will be inserted in place of Articles 25 and 33 and the numbering of Article 25 and under in the current Articles of Incorporation will be moved down accordingly in order of sequence.

2. Details of the amendments

The details of the amendments in the Articles of Incorporation are as follows:
(The underlined parts are amended. Note: The underlined parts with asterisk (*) show where the original Japanese text is amended due to changes in the statutory wordings. However, there are no changes to the English wording as the meaning of the original remains the same.)

Current Text	Proposed Text
Chapter II Shares	Chapter II Shares
Article 5 The total number of shares authorized to be issued by the Company shall be 1,732,026,000 shares; provided, however, that in the event that shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 5 The total number of shares authorized to be issued* by the Company shall be 1,732,026,000 shares. (Deleted)
[Newly Added]	Article 6 The Company shall issue share certificates for the shares.
Article 6 In accordance with the provisions of Article 211-3(1)(2) of the Commercial Code, the Company may, subject to a resolution of the Board of Directors of the Company, purchase treasury stock.	Article 7 In accordance with the provisions of Article 165(2) of the Company Law, the Company may, by a resolution of the Board of Directors of the Company, acquire treasury stock.
Article 7 The number of shares to constitute one-unit of shares of the Company shall be 1,000. The Company shall issue no certificates for shares constituting less than one-unit of shares ("less-than-one-unit shares"); provided, however, that the Company may issue such certificates if considered necessary by the Company for the benefit of its shareholders.	Article 8 The number of shares to constitute a Company-specified share unit (Tangen-kabu) shall be 1,000. The Company shall issue no certificates for shares constituting less than one Company-specified share unit; provided, however, that the Company may issue such certificates if considered necessary by the Company for the benefit of its shareholders.

Current Text	Proposed Text
Article 8 Shareholders (including beneficial shareholders; the same applies hereafter) who possess less-than-one-unit shares of the Company may request the Company to sell the amount of less-than-one-unit shares required to constitute one unit of shares.	Article 9 Shareholders (including beneficial shareholders; the same applies hereafter) holding less than one Company-specified share unit may request the Company to sell the number of shares that will, together with such less than one Company-specified share unit, constitute one Company-specified share unit.
Article 9 The denominations of share certificates, registration of a transfer of shares, registration of a pledge, indication of trust property, reissue of share certificates, entries or recordation in the register of beneficial shareholders and the register of lost share certificates, purchase of less-than-one-unit shares from shareholders and sale of the less-than-one-unit shares to shareholders to create one unit, and other procedures relating to shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	Article 10 The denominations of share certificates, procedures relating to shares, and stock acquisition rights together with the fees therefor shall be governed by the relevant laws or the Articles of Incorporation of the Company and the Share Handling Regulations to be established by the Board of Directors.
Article 10 The Company shall have a transfer agent with respect to shares. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given thereof. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of lost share certificates of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares. registration of a pledge, indication of trust property, delivery of share certificates, acceptance of notifications, entries or recordation in the register of beneficial shareholders and the register of lost share certificates, purchase of less-than-one-unit shares from shareholders and sale of the less-than-one-unit shares to shareholders to create one unit, and other business relating to shares shall be handled by the transfer agent and not by the Company.	Article 11 The Company shall have a transfer agent with respect to shares.* The transfer agent* and its business office shall be determined by resolution of the Board of Directors and public notice shall be given thereof. The preparation and maintenance of the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), the register of lost share certificates and the register of stock acquisition rights of the Company and other businesses relating to shares and stock acquisition rights shall be entrusted to the transfer agent and not handled by the Company.

Current Text	Proposed Text
Article 11 Shareholders or their legal representatives shall file in accordance with the Share Handling Regulations notification of their names or trade names, addresses and seals; provided, however, that foreigners may substitute specimen signatures for seals. Shareholders or their legal representatives residing in foreign countries shall establish their provisional addresses or agents in Japan and file notification of such addresses or agents in accordance with the Share Handling Regulations. The same notification requirements shall apply in case of any change in any of the matters referred to in the preceding two paragraphs. The provisions of the preceding three paragraphs shall apply mutatis mutandis to registered pledgees.	Article 12 Shareholders or their legal representatives shall file, in accordance with the Share Handling Regulations, notifications of their names or trade names, addresses and seals; provided, however, that foreigners may substitute specimen signatures for seals. Shareholders or their legal representatives residing in foreign countries shall establish their provisional addresses or agents in Japan and file notification of such addresses or agents in accordance with the Share Handling Regulations. The same notification requirements shall apply in case of any change in any of the matters referred to in the preceding two paragraphs. The provisions of the preceding three paragraphs shall apply mutatis mutandis to registered share pledgees.
Article 12 The Company shall treat the shareholders appearing or recorded in the final register of shareholders as of December 31 in each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders. If it is necessary, in addition to the case of the preceding paragraph or other cases provided for in the Articles of Incorporation, the Company may, upon giving prior public notice, set a certain date and treat the shareholders or the registered pledgees appearing or recorded in the register of shareholders as of such date as the shareholders or the pledgees entitled to exercise their rights as such.	Article 13 The Company shall treat the shareholders appearing or recorded in the final register of shareholders as of December 31 of each year as the shareholders entitled to exercise* their rights at the ordinary general meeting of shareholders. If it is necessary, in addition to the case of the preceding paragraph or other cases set forth in the Articles of Incorporation, the Company may, upon giving prior public notice, set a certain date and treat the shareholders or the registered share pledgees appearing or recorded in the register of shareholders as of such date as the shareholders or the pledgees entitled to exercise* their rights as such.
Chapter III General Meeting of Shareholders	Chapter III General Meeting of Shareholders

Current Text	Proposed Text
Article 13 The ordinary general meeting of shareholders shall be convened in March in each year. Extraordinary general meetings of shareholders shall be convened whenever necessary. (Newly added)	Article 14 The ordinary general meeting of shareholders shall be convened in March of each year. Extraordinary general meetings of shareholders shall be convened whenever necessary. The general meeting of shareholders shall be convened in the wards of the Metropolis of Tokyo.
Article 14 – Article 15 (Provisions omitted)	Article 15 – Article 16 (Unchanged)
Article 16 Unless otherwise provided for in laws, ordinances or the Articles of Incorporation, resolution of a general meeting of shareholders shall be adopted by a majority of the shareholders present. Resolution of a general meeting of shareholders as provided for in Article 343 of the Commercial Code shall be adopted, at such meeting at which shareholders holding 1/3 or more of the voting rights of all the shareholders shall be present, by 2/3 or more of the voting rights of the shareholders so present.	Article 17 Unless otherwise provided for in laws, ordinances, or the Articles of Incorporation, the resolutions of a general meeting of shareholders shall be adopted* by a majority of the shareholders present. Resolutions of a general meeting of shareholders as provided for in Article 309(2) of the Company Law shall be adopted*, at such meeting at which shareholders holding 1/3 or more of the voting rights of all shareholders entitled to exercise their voting rights are present, by 2/3 or more of the voting rights of the shareholders so present.
Article 17 The gist of the proceedings and the actions taken at a general meeting of shareholders shall be recorded in minutes and the chairman of the meeting and the Directors present shall affix their names and seals thereto, and such minutes shall be kept at the Company.	Article 18 The gist of the proceedings and the actions taken at a general meeting of shareholders and other matters provided by relevant laws shall be recorded in minutes, and such minutes shall be kept at the Company.
Chapter IV Directors and Board of Directors	Chapter IV Directors and Board of Directors
(Newly added)	Article 19 The Company shall establish a Board of Directors
Article 18 (Provisions omitted)	Article 20 (Unchanged)

Current Text	Proposed Text
Article 19 Directors shall be elected at a general meeting of shareholders. For the purpose of election under the preceding paragraph, the presence of holders of 1/3 or more of the voting rights of all the shareholders shall be required. No cumulative voting shall be used for the election of Directors.	Article 21 Directors shall be elected at a general meeting of shareholders. For the purpose of election under the preceding paragraph, the presence of holders of 1/3 or more of the voting rights held by all shareholders entitled to exercise their voting rights and a majority of the voting rights of the shareholders so present shall be required. No cumulative voting shall be used for the election of Directors.
Article 20 The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within 1 year after their assumption of office; provided, however, that the term of office of Directors elected to fill the vacancies created by the retirement of Directors before expiration of their term of office shall expire at such time as the term of office of the retired Directors would have expired.	Article 22 The term of office of Directors shall expire at the close of* the ordinary general meeting of shareholders relating to the last fiscal year that closes within 1 year after the election. (Deleted)
Article 21 The remuneration for Directors and retirement payments to retiring Directors shall be subject to the resolution of a general meeting of shareholders.	Article 23 The remuneration, bonuses and any other proprietary benefits to be paid to Directors by the Company in consideration for their performance of duty (hereinafter referred to as "remunerations") shall be subject to the resolution of a general meeting of shareholders.
Article 22 (Provisions omitted)	Article 24 (Unchanged)
Article 23 The Board of Directors may, by its resolution, appoint one Chairman of the Board and one President, and appoint several Vice Presidents, Senior Managing Directors and Managing Directors. The President shall represent the Company. In addition to the preceding paragraph, the Board of Directors may, by its resolution, appoint one or more other Directors to represent the Company.	Article 25 The Board of Directors may, by* its resolution, appoint one Chairman of the Board and one President, and appoint several Vice Presidents, Senior Managing Directors and Managing Directors. The President shall represent the Company. In addition to the preceding paragraph, the Board of Directors may, by* its resolution, select one or more other Directors to represent the Company.

Current Text	Proposed Text
Article 24 (Provisions omitted)	Article 26 (Unchanged)
(Newly added)	Article 27 The resolution of the Board of Directors shall be made by a majority of the Directors present when a majority of the Directors entitled to participate in the vote are present. Propositions relating to matters to be resolved by the Board of Directors shall be deemed to have been resolved by the Board of Directors if all the Directors (limited to those Directors entitled to participate in the vote) agreed in writing or by electromagnetic means; provided, however, that a proposition shall not be deemed to be resolved if any of the Statutory Auditors objected to such proposition.
(Newly added)	Article 28 The Company may, by resolution of the Board of Directors, exempt any Director (including former Directors) from liabilities to the extent provided in laws or ordinances.
Chapter V Statutory Auditors and Board of Statutory Auditors	Chapter V Statutory Auditors and Board of Statutory Auditors
(Newly added)	Article 29 The Company shall appoint Statutory Auditors and establish a Board of Statutory Auditors.
Article 25 (Provisions omitted)	Article 30 (Unchanged)
Article 26 Statutory Auditors shall be elected at a general meeting of shareholders. For the purpose of election under the preceding paragraph, the presence of holders of 1/3 or more of the voting rights of all the shareholders shall be required.	Article 31 Statutory Auditors shall be elected at a general meeting of shareholders. For the purpose of election under the preceding paragraph, the presence of holders of 1/3 or more of the voting rights held by all shareholders entitled to exercise their voting rights and a majority of the voting rights of the shareholders so present shall be required.

Current Text	Proposed Text
Article 27 The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within 4 years after their assumption of office; provided, however, that the term of office of Statutory Auditors elected to fill the vacancies created by the retirement of Statutory Auditors before expiration of their term of office shall expire at such time as the term of office of the retired Statutory Auditors would have expired.	Article 32 The term of office of Statutory Auditors shall expire at the close of* the ordinary general meeting of shareholders relating to the last fiscal year that closes within 4 years after the election; provided, however, that the term of office of Statutory Auditors elected to fill the vacancies created by the retirement of Statutory Auditors before expiration of their term of office will expire at such time as the term of office of the retired Statutory Auditors would have expired.
Article 28 The remuneration for Statutory Auditors and retirement payments to retiring Statutory Auditors shall be subject to the resolution of a general meeting of shareholders.	Article 33 The remunerations to Statutory Auditors shall be subject to the resolution of a general meeting of shareholders.
Article 29 The Board of Statutory Auditors shall be composed of Statutory Auditors. The Board shall have the functions provided for in laws or ordinances and shall also, by its resolution, be entitled to determine matters relating to the execution of duties of Statutory Auditors; provided, however, that the Board shall not interfere with the exercise of functions of Statutory Auditors.	Article 34 The Board of Statutory Auditors shall be composed of Statutory Auditors. The Board shall have the functions provided for in laws or ordinances and shall also, by* its resolution, be entitled to determine matters relating to the execution of duties of Statutory Auditors; provided, however, that the Board shall not interfere with the exercise of functions of Statutory Auditors.
Article 30 Statutory Auditors shall, by mutual election, appoint a standing Statutory Auditor(s) from among their members.	Article 35 The Board of Statutory Auditors shall select a standing Statutory Auditor(s) from among the Statutory Auditors.
Article 31 (Provisions omitted)	Article 36 (Unchanged)
(Newly added)	Article 37 The resolutions of the Board of Statutory Auditors shall be made by a majority of Statutory Auditors.
(Newly added)	Article 38 The Company may, by resolution of the Board of Directors, exempt any Auditor (including former Auditors) from liabilities to the extent provided in laws or ordinances.

Current Text	Proposed Text
(Newly added)	Chapter VI Accounting Auditors
(Newly added)	Article 39 The Company shall have accounting auditors.
(Newly added)	Article 40 The accounting auditors shall be elected at the general shareholders meetings.
(Newly added)	Article 41 The term of office of accounting auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year that closes within 1 year after the election. Unless otherwise resolved at the ordinary general meeting of shareholders provided in the preceding paragraph, accounting auditors shall be deemed to be re-elected at such ordinary general meeting of shareholders.
Chapter VI Accounts	Chapter VII Accounts
Article 32 The business year of the Company shall commence on January 1 and end on December 31 in each year.	Article 42 The fiscal year of the Company shall commence on January 1 and end on December 31 of each year.
Article 33 The profit for each business year shall be appropriated with the resolution of the general meeting of shareholders and dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of the last day of each business year. By resolution of the Board of Directors, the Company may make cash distribution as provided for in Articles 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of June 30 in each year.	Article 43 The Company shall, by resolution of the general meeting of shareholders, appropriate dividends of retained earnings and pay the same to the shareholders or registered share pledgees appearing or recorded in the final register of shareholders as of the last day of each fiscal year. By* resolution of the Board of Directors, the Company may pay interim dividends to the shareholders or registered share pledgees appearing or recorded in the final register of shareholders as of June 30 of each year.

Current Text	Proposed Text
Article 34 The Company shall be relieved of the obligation to pay any dividends or interim dividends upon expiration of 5 years following the day on which such dividend became due and payable. Dividends and interim dividends shall bear no interest.	Article 44 The Company shall be relieved of the obligation to pay any dividends of retained earnings (including interim dividends; the same applies hereafter) upon expiration of 5 years following the day on which such dividend became due and payable. Dividends of retained earnings shall bear no interest.
Supplementary Provisions Article 1. Introduction of Article 8 and amendment of Article 9, Article 10 and Article 11 concerning additional purchases by shareholders of less-than-one-unit shares of these Articles of Incorporation shall become effective as of March 31, 2004.	(Deleted)

Proposition No. 3: Election of 10 Directors.

Upon the close of this Ordinary General Meeting of Shareholders, the term of office of all 10 directors will expire.
Accordingly, shareholders are requested to elect 10 directors.
The candidates for the positions of Director are as follows:

No.	Name (Date of birth)	Profile (Representation of other companies)		Number of shares of the common stock of the Company held by the candidate
1.	Koichiro Aramaki (November 15, 1939)	April 1964	Joined Kirin Brewery Company, Limited	73,458 shares
		March 1990	Deputy General Manager of the Pharmaceutical Div.	
		March 1994	Director and Deputy General Manager of the Pharmaceutical Div.	
		May 1995	Director and General Manager of the Pharmaceutical Div.	
		March 1997	Managing Director and General Manager of the Pharmaceutical Div.	
		March 1999	Senior Managing Director and General Manager of the Pharmaceutical Div.	
		January 2001	Senior Managing Director and President of the Pharmaceutical Div.	
		March 2001	Representative Director and President (positions which he continues to hold)	
2.	Naomichi Asano (February 19, 1941)	April 1965	Joined Kirin Brewery Company, Limited	49,000 shares
		March 1993	General Manager of the Finance & Accounting Dept.	
		November 1995	General Manager of the International Beer Div.	
		March 1996	Director and General Manager of the	

			International Beer Div.	
		March 1998	Managing Director	
		January 2001	Managing Director and President of the International Beer Div.	
		March 2002	Senior Managing Director and President of the International Beer Div.	
		March 2003	Senior Managing Director and Senior Executive Officer	
		March 2004	Representative Director and Executive Vice President (positions which he continues to hold)	
3.	Kazuyasu Kato (November 24, 1944)	April 1968	Joined Kirin Brewery Company, Limited	46,425 shares
		March 1997	General Manager of the Hokkaido Regional Head Office	
		March 2000	Director and General Manager of the Kyushu Regional Head Office	
		October 2001	Director and General Manager of the Sales Dept. of the Sales & Marketing Div.	
		March 2002	Director, Vice President of the Sales & Marketing Div., and General Manager of the Sales Dept. of the Sales & Marketing Div.	
		March 2003	Managing Executive Officer and President of the Sales & Marketing Div.	
		March 2004	Managing Director, Managing Executive Officer, and President of the Sales & Marketing Div. (positions which he continues to hold)	
4.	Takeshi Shimazu (April 26, 1945)	April 1968	Joined Kirin Brewery Company, Limited	32,665 shares

		March 1999	General Manager of the Hokuriku Plant	
		March 2002	Director and General Manager of the Toride Plant	
		March 2003	Executive Officer and General Manager of the Toride Plant	
		March 2004	Managing Director and Managing Executive Officer (positions which he continues to hold)	
5.	Kazuhiro Satoh (February 14, 1948)	April 1970	Joined Kirin Brewery Company, Limited	17,000 shares
		March 2000	General Manager of the Finance & Accounting Dept.	
		March 2002	Director and General Manager of the Finance & Accounting Dept.	
		March 2003	Executive Officer and General Manager of the Finance & Accounting Dept.	
		March 2004	Managing Director and Managing Executive Officer (positions which he continues to hold)	
6.	Koichi Matsuzawa (December 13, 1948)	April 1973	Joined Kirin Brewery Company, Limited	6,457 shares
		March 2002	General Manager of the Hokuriku Plant	
		March 2003	General Manager of the Production & Quality Control Dept. of the Production Div.	
		March 2004	Executive Officer and General Manager of the Production & Quality Control Dept. of the Production Div.	
		March 2005	Managing Executive Officer and General Manager of the Production & Quality Control Dept. of the	

			Production Div. (positions which he continues to hold)	
7.	Tomohiro Mune (November 4, 1948)	April 1972 March 1999 March 2002 March 2004	Joined Kirin Brewery Company, Limited General Manager of the Sales & Marketing Dept. of the Pharmaceutical Div. General Manager of the Personnel Dept. Executive Officer and General Manager of the Personnel Dept. (positions which he continues to hold)	10,000 shares
8.	Kenjiro Hata (July 27, 1928)	May 1954 April 1990 April 1998 March 1999 July 2003 January 2004 December 2005	Joined The Meiji Mutual Life Insurance Company President and Representative Director of The Meiji Mutual Life Insurance Company Chairman and Representative Director of The Meiji Mutual Life Insurance Company Director of Kirin Brewery Company, Limited (a position which he continues to hold) Advisor of The Meiji Mutual Life Insurance Company Advisor of Meiji Yasuda Life Insurance Company Senior Advisor of Meiji Yasuda Life Insurance Company (an office which he holds now)	5,000 shares
9.	Satoru Kishi (March 29, 1930)	April 1953 February 1992	Joined The Mitsubishi Bank Limited Executive Vice	0 shares

			President and Representative Director of The Mitsubishi Bank Limited	
		April 1996	Executive Vice President and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd.	
		January 1998	President and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd.	
		March 1999	Director of Kirin Brewery Company, Limited (a position which he continues to hold)	
		June 2000	Chairman and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd.	
		June 2002	Senior Advisor of The Bank of Tokyo-Mitsubishi, Ltd.	
		January 2006	Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (an office which he holds now)	
10.	Akira Genma (August 1, 1934)	April 1959	Joined Shiseido Company, Limited	0 shares
		June 1997	President & Representative Director of Shiseido Company, Limited	
		June 2001	Chairman and Representative Director of Shiseido Company, Limited	
		June 2003	Adviser of Shiseido Company, Limited(a position which he continues to hold)	

(Note) No conflicts of interest exist between the Company and any of the candidates.

Proposition No. 4: Election of 1 Statutory Auditor.

We would like to build a system of 5 Statutory Auditors, including 3 from outside the Company, so as to further enhance our auditing system. Accordingly, we propose the addition of 1 more outside Statutory Auditor.
The Board of Statutory Auditors has consented to this proposition.
The candidate for the position of Statutory Auditor is as follows:

Name (Date of birth)	Profile (Representation of other companies)		Number of shares of the common stock of the Company held by the candidate
Kazuo Tezuka (April 7, 1941)	April 1967	Registered as attorney; Joined Kaneko & Iwamatsu Law Firm (a position which he continues to hold)	0 shares
	April 1991	Vice President of Daini Tokyo Bar Association (resigned in March 1992); Vice President of Japan Federation of Bar Associations (resigned in March 1992)	
	May 1995	Member of Commercial Law and Company Law Committees, Legislative Council of the Ministry of Justice (resigned in February 2002)	

(Notes)
1. No conflicts of interest exist between the Company and Mr. Kazuo Tezuka.
2. Mr. Kazuo Tezuka is a candidate for an outside Statutory Auditor as provided for in Article 18(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha."

Proposition No. 5: Revision of remuneration for Statutory Auditors.

By resolution of the149th Ordinary General Meeting of Shareholders held on April 28, 1988, the remuneration limit for the Company's Statutory Auditors is ¥7 million per month, and such limit remains valid to this day. We propose a revision of this limit to ¥9 million per month, as we propose the addition of 1 outside Statutory Auditor in order to further enhance the Company's system of Statutory Auditors.
The Company now engages 4 Statutory Auditors, but it will engage 5 Statutory Auditors once Proposition No. 4 is approved

Proposition No. 6: Presentation of retirement payments to retiring Directors.

In order to reward their respective services while in office, we propose to present retirement payments to Mr. Takeshi Shigenaga, Mr. Shozo Sawada, and Mr. Akira Negami, all of whom are to retire as Directors upon the close of this Ordinary General Meeting, within the range of appropriate amounts based on the Company's established standard for calculation of retirement payments for Directors. We would like to leave the actual amounts, times, and manners of presentation to the discretion of the Board of Directors.
The profiles of the above retiring Directors as related to this Proposition are as follows:

Name	Profile	
Takeshi Shigenaga	March 1999 March 2002	Director Managing Director (a position which he continues to hold)
Shozo Sawada	March 1999 March 2002	Director Managing Director (a position which he continues to hold)
Akira Negami	March 2004	Managing Director (a position which he continues to hold)

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